[WEST MARINE LOGO]

August 25, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:                      Jennifer Thompson
Accounting Branch Chief

Re:           West Marine, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 14, 2011
File No. 000-22512

Dear Ms. Thompson:

We have received your comments with respect to the above-referenced filings that were set forth in a letter dated August 1, 2011, and addressed to Geoffrey A. Eisenberg, our Chief Executive Officer.  The remainder of this letter contains the text of your comments followed by our corresponding responses.

Form 10-K for the Fiscal Year Ended January 1, 2011

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 46

1.
You disclose that you recognize revenue "when merchandise shipped from a warehouse is received by the customer, based upon the estimated date of receipt by the customer."  Please tell us how your revenue recognition is impacted when the "actual date of receipt" is after the "estimated date of receipt."  In doing so, please describe your cutoff procedures at each period end.

RESPONSE

At each period end, our cutoff procedures entail deferring recognition of revenue for the number of days that we estimate product that has been shipped will be in transit.  The estimated number of days we defer revenue (approximately 3 days) is based on historical company experience and is reviewed and, if appropriate, adjusted at least annually.  For 2010, during the course of preparing our annual financial statements, we reviewed the actual receipt date for all shipments made in December and confirmed that the difference between our estimate of deferred revenue and what would have been deferred based on actual date of receipt was less than 0.02 % of our total gross revenues for the year.  The difference is immaterial to our financial statements.

2.
You disclose on page 2 under the heading "Direct Sales Segment" that in certain cases products are shipped directly from the vendor to the customer.  Please describe to us in more detail the instances in which goods are shipped directly from the vendor to the customer, and tell us how often this occurs.  Also tell us if in these circumstances your revenue recognition policy changes from gross recognition of revenue and cost of sales to net recognition.  Refer to ASC 605-45-45.

RESPONSE

In certain cases, West Marine has products shipped directly from a vendor to the customer.  We use this shipment method primarily for specialty items that have slow inventory turnover rates and for items that are boating application specific with multiple part numbers for similar items, such as engine parts and boat covers.  For these items, it would be inefficient and costly to stock them in our warehouses or at our store locations.  Shipments directly from the vendor to the customer represent only approximately 5% of net revenues in our Direct Sales segment and less than 1% of total West Marine net revenues.

When product is shipped directly by a vendor, our revenue recognition policy does not change from gross recognition of revenue and cost of sales to net recognition.  As stated within ASC 605-45, the following items are indicators that a company should record revenue based on the gross amount billed to a customer because it has earned revenue from the sale of goods:

•    The company is the primary obligor in the arrangement;

•	The company has general inventory risk (before customer order is placed or upon customer return);

•    The company has latitude in establishing price;

•    The company changes the product or performs part of the service;

•    The company has discretion in supplier selection;

•	The company is involved in the determination of product or service specifications;

•	The company has physical loss inventory risk (after customer order or during shipping); and

•    The company has credit risk.

Based upon the aforementioned indicators, we concluded that products shipped directly from our vendors to our customers should be recorded on a “gross” basis.  Our conclusion is based primarily upon the following:

•
West Marine is the primary obligor in the arrangement — In the limited circumstances described above, although the vendor fulfills the shipment directly to the customer, the display of the product is in our marketing materials and the customer orders the item directly from West Marine.  Therefore, the source of the product is indistinguishable to our customer.  West Marine provides the primary customer service for all products sold to our customers and customer interactions are only with our customer service representatives and not with the vendor. We bear full responsibility for a customer’s acceptance of the products ordered. If a customer desires to return merchandise for any reason, the customer must return it either to a West Marine store or through our Direct Sales channel and not to the vendor. In addition, the purchase line of each customer’s billing statement identifies the seller of the merchandise as “West Marine Inc.” West Marine also collects and remits all applicable taxes on sales in states in which we have a tax nexus, regardless of the source of product. We monitor the acceptability of the products sourced from all of our vendors, including those who occasionally ship product directly to our customers.  We approve all of our vendors before they can ship products to our customers and, per the terms of our standard vendor agreements, we have the right to terminate the relationship and remove their product from our marketing materials at any time for any or no reason and without notice.  Accordingly, we believe that these factors strongly support the position that West Marine is the primary obligor in the arrangement.

•
West Marine has general inventory risk upon customer return.  Our “No Hassle Guarantee” return policy gives our customers the right to return new or used products. If a customer desires to return merchandise for any reason, the customer must return it either to a West Marine store or through our Direct Sales channel and not to the vendor. We take title to such product upon return.

•
West Marine has latitude in establishing pricing — We, in our sole discretion, establish the selling price for all products sold in each sales channel, as well as the related shipping fees charged to customers, including, without limitation, orders shipped directly from a vendor.

•	West Marine changes the product or performs part of the service — Due to the nature of the transaction, this is not applicable.

•
West Marine has discretion in supplier selection and  is involved in the determination of product or service specifications — We select our vendors based on product selection, quality, pricing, speed of delivery and responsiveness to us.  We are responsible for the assortment of products and services offered to our customers through our various sales channels and we negotiate the price, quantities and specifications with our vendors.  In this regard, we approve all vendors and their assortment of products before they are offered for sale, and we have the right to terminate the vendor relationship at any time for any or no reason and without notice.

•
West Marine has physical loss inventory risk (after customer order or during shipping) — In the event a shipment is lost or a product is damaged during delivery, we are responsible for making the customer whole.

•	West Marine has credit risk— It is our responsibility to collect on the amounts we bill to our customers and to pay the amount owed to the vendor once the vendor ships the product, regardless of whether we are able to collect from a customer.  Additionally, in instances where the majority of our sales are paid by the customer with a credit card (for internet and call center sales), we obtain authorization for the charge in advance of the product shipment.  While this mitigates the credit risk, we do bear the risk of any charge-backs from the credit card company for fraudulent sales transactions and we incur all costs related to the mitigation of fraud losses. Accordingly, we fully bear the credit risk.

As you can see, all factors support our conclusion that revenue is recognized on a gross basis when product is shipped directly to a customer from a vendor, and the one factor not present (change the product or performing part of the service) is not applicable to our sales transactions.  Moreover, we do not meet any of the critical net revenue recognition indicators.

West Advantage Customer Loyalty Programs, page 46

3.
We read that a liability is recognized and included in accrued liabilities and recorded as a reduction of revenue at the time the points are earned and/or certificates are issued.  With reference to ASC 605-50-25-7, please explain to us in more detail the circumstances in which you do not recognize a liability and corresponding reduction of revenue until the certificates are issued.  Please consider revising your accounting policy in future filings to clarify this matter to your readers.

RESPONSE

There are no circumstances where a liability is recognized when certificates are issued.  The liability is recognized as points are earned toward certificates.  In future filings, beginning with the Form 10-K for the fiscal year ending December 31, 2011, we will clarify our accounting policy disclosure to state that a liability is recognized and recorded as a reduction of revenue at the time the points are earned, based on the retail value of certificates projected to be redeemed, less the applicable estimate of breakage based upon historical redemption patterns.

Note 3: Store Closures and Other Restructuring Costs, page 52

4.        We note your disclosure in this footnote that you closed 24 stores in fiscal 2008, and we note from page 1 that you closed 18 stores in fiscal 2010. We also note your statement that the closures in fiscal 2008 did not collectively represent a segment, reporting unit, subsidiary or asset group and therefore were not considered discontinued operations. We have the following comments:

•	Please explain to us in more detail why closed stores are not presented in your financial statements as discontinued operations. In doing so, please explain in detail why the store level is not the lowest level within your Stores segment for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

•	Please explain to us in detail the level at which you test your long-lived assets for impairment and how you determined that such asset grouping complied with GAAP.

RESPONSE

Discontinued Operations

The store level is the lowest level within our Stores segment for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  The stores closed in 2008 and 2010 are not presented in the financial statements as discontinued operations because of the expected continuing significant cash flows from the migration of customers to existing, new or expanded stores within the same vicinity. Our 2008 store closures resulted primarily from restructuring activities and 2010 closures were driven primarily by our real estate optimization strategy (where we are closing stores in certain markets and opening larger stores in the same market).

We determined that neither the store closures in 2008 nor those in 2010 qualify as discontinued operations per ASC 205-20-45-1 because the operations and cash flows of the stores were not eliminated from ongoing operations as a result of the closures.  To support this conclusion we used the four-step process outlined in ASC 205-20-55-3:

Step 1:  Are continuing cash flows expected to be generated by the ongoing entity?

Yes. Continuing cash flows are being generated by the ongoing entity from transactions with customers of the disposed component.

In 2008, most stores were selected for closure based on operating performance and were typically in markets where we had multiple stores, with the neighboring stores showing better performance.  We analyzed these store closures and confirmed that 88% of closed stores were within 30 miles of another West Marine location and 63% were within 10 miles of another store.  These alternative stores carried the same product assortment and operated in the same fashion as the closed stores.  Further, historical trends show that many of our customers who previously shopped at a store that closed have continued to shop at a neighboring store. West Marine encourages this transfer of customer activity to neighboring stores through marketing materials distributed in stores prior to closing and by e-mail campaigns targeting customers known to shop at the closing store.  Unlike the businesses and broad array of product lines offered by other retailers, such as department stores or mass merchants, our customers are boaters – their purchases are needs-based for the particular products we sell to repair and/or outfit their boats.  Customer purchase patterns are tracked through our customer loyalty program, “West Advantage,” which covers approximately 70% of our retail sales activity.  Analysis of customer purchase patterns also supported our view that cash flows were expected to be generated by the ongoing entity.   The remaining closures in 2008 were relocations, with the closed store replaced with a nearby location.

In 2010, 15 out of 18 stores were selected for closure as a result of our real estate optimization strategy.  This strategy involves moving to fewer, larger stores selling a similar product assortment within each market.  These facts and circumstances are consistent with the example presented in ASC 205-20-55-7, in that we replaced one or more smaller stores with larger stores in the immediate area which continue to sell a similar product assortment.    For the three stores not part of the real estate optimization strategy, aggregate cash flows were not significant.  Therefore, we believe that significant cash inflows are expected to be recognized by the ongoing entity.

In all cases, West Marine did not exit a significant boating market or geographical territory.  For those locations that did not have a neighboring existing or new store in the vicinity, cash flows individually, and in the aggregate, were immaterial to our consolidated results.

Step 2:  Do the continuing cash flows result from a migration or continuation of activities?

Yes. The continuing cash flows are the result of a migration, since customers have been moving their purchases from the closed stores to a neighboring store that offers similar products to those sold in the closed stores.

Step 3:  Are the continuing cash flows significant?

Yes.  In 2008, where stores were closed based on operating performance, we estimated, based on analysis of customer purchase patterns tracked through our customer loyalty program, that continuing sales are approximately 35% or more of the sales that would have been generated absent the disposal transaction. We believe the resulting continuing cash flows from these sales are significant.  In 2010, our assessment of significance also reflected the guidance in ASC 205-20-55-7, considering the fact that in 15 of 18 markets we opened new, larger stores in nearby locations selling a similar product assortment.

Step 4:  Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

This step was not evaluated since we believe significant cash inflows were expected to be, and are being, recognized as a result of a migration of customers and related revenues from the closed stores.

The continuing cash flows are considered direct cash flows of the disposed components due to the significant cash inflows that are generated by the ongoing entity as a result of a migration of customers from the closed retail stores to other nearby stores.  Since the continuing cash flows are considered direct cash flows, classification as a discontinued operation was deemed, and would have been, inappropriate.  Accordingly, based on the analysis performed at the time the respective applicable Financial Statements were being prepared, West Marine concluded that store closures for 2008 and 2010 should not be classified as discontinued operations.

Asset Impairment

West Marine currently performs an impairment analysis annually or when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable in accordance with ASC 360-10-35.  We test for impairment at the store level. Each store location is considered an asset group, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, which is in accordance with ASC 360-10-20.  If impairment is identified, the carrying value of the asset group is adjusted to current fair value with an impairment charge, and the adjusted fair value is depreciated over the remaining useful lives of the assets.

Note 7:  Commitments and Contingencies, page 55

5.
We note the disclosure surrounding your belief that the disposition of contingency matters that are pending or asserted, individually or in the aggregate, will not have a material adverse effect on future financial results. Please reconcile this with ASC 450-20-50-4 that requires disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. In this regard, please tell us whether you believe that reasonably possible losses in excess of currently accrued amounts are not material to your financial statements. If this is the case, please revise your disclosure to state this more explicitly. Alternatively, please disclose the reasonably possible loss or range of loss in excess of any accrued amounts, or clearly state that such an estimate cannot be made.

RESPONSE

Management believes that any reasonably possible losses in excess of currently accrued amounts are not material to any of our financial statements.  We will provide more explicit disclosure to this effect in future filings, beginning with our Form 10-Q for the quarter ending October 1, 2011, substantially as follows:

“For legal proceedings where the Company has determined that a loss is probable, there is no material difference between the amount accrued and the reasonably possible amount of loss.  For legal proceedings where a loss is reasonably possible, the range of estimated loss is not material.”

Note 10:  Segment Information, page 59

6.
We note that you have three reportable segments: Stores, Port Supply (wholesale) and Direct Sales (internet and call center).  Please provide us with your analysis of whether you have operating segments below these reportable segments, particularly for your Stores segment.  In doing so, describe in reasonable detail the level of financial information that is provided to your chief operating decision maker, and specifically address in your response how you considered whether each store is an operating segment or whether the different formats for your stores represent operating segments. If you are aggregating operating segments into your Stores reportable segment, please disclose this fact consistent with the guidance in ASC 280-10-50-21(a).

RESPONSE

We have three reportable segments: Stores; Port Supply (wholesale); and Direct Sales (internet and call center).  Our Chief Executive Officer is our chief operating decision maker (“CODM”).  As discussed below, for certain decisions impacting our Stores reportable segment, our CODM analyzes information below the reportable segment at the individual store level.  Accordingly, individual stores constitute operating segments under ASC 280-10-50-1.  However, as permitted by ASC 280-10-50-11, we aggregate these operating segments within our Stores reporting segment.  Accordingly, in future filings, beginning with the Form 10-Q for the fiscal period ending October 1, 2011, consistent with the guidance in ASC 280-10-50-21(a), we will include the disclosure set forth in the “Conclusion” of the response to this comment.

In evaluating whether we have operating segments below our reportable segments, we considered the following factors:

1.	Business activities from which we may earn revenues and incur expenses;
2.	Operating results are regularly reviewed by the enterprise's CODM to make decisions about resources to be allocated to the segment and assess its performance; and
3.	For which discrete financial information is available.

The reports available to the CODM in evaluating the business and making operating decisions are as follows:

a)       Divisional P&L — This monthly report includes actual results with comparisons to budget, forecast and prior year.  There is an additional version of the Divisional P&L that compares the current full-year forecast to budget and prior year.  The report presents sales, gross margin, direct expense and contribution data by reportable segment (Stores, Port Supply, and Direct).  Support expense, which includes various overhead departments (such as Finance, Legal, Human Resources, Information Technology, Logistics, Marketing, etc.), is included in this report, but these expenses are not allocated to any of the reportable segments.

b)       Company Vital Signs — This weekly report is targeted to a broader audience, consisting of the CODM, other executives and middle management.  This is a scorecard-type report that displays various detailed financial and performance metrics by week, month, quarter-to-date and year-to-date, with comparisons to the prior year, budget and forecast.  The report presents information on a consolidated basis for sales, gross margin, store payroll, inventory level and in-stocks, accounts receivable, debt and capital expenditures.  There are also distribution center and call center metrics.  Given the multiple users of this report, it incorporates greater detail for various drivers of sales and gross margin.

c)       Daily Sales and Margin — This daily report also is targeted to the same broader audience as the Company Vital Signs report.  The report includes sales and gross margin for the day, week-to-date, quarter-to-date and year-to-date with comparisons to budget and prior year for our reportable segments.   The report also provides additional detail, such as summaries by geographic region.

d)       COMPASS Reporting — West Marine maintains a searchable “data warehouse” that is available to our CODM and management generally.  This database contains sales and gross margin detail down to the individual store level.  Various pre-formatted reports can be selected, and also “ad hoc” reports can be run.

Stores

Operating Segments. With respect to our Stores segment, in making decisions about resources to be allocated and in assessing performance, the CODM relies primarily on the Divisional P&L, which only presents store information at the reportable segment level.  However, the CODM also regularly reviews the other reports listed above and may assess performance at a more detailed level, down to and including the store level.  From time-to-time, he makes decisions about resources to be allocated based in part on the more detailed information.  For example, our CODM typically reviews individual store data in connection with lease renewals, when analyzing a new store’s results versus pro-forma expectations, or when assessing drivers of over- or underperformance versus budget, in order to make appropriate operating changes and reallocate resources.  Based on the guidance provided in ASC 280-10-50-1, we have determined that we have operating segments below the Stores reportable segment for the following reasons:

a)       each store engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

b)       each store has discrete financial information available, including balance sheet, income statement and cash flow data; and

c)       individual store operating results are regularly reviewed by our CODM to make decisions about resources to be allocated to the store and assess its performance.

Aggregation.  In considering whether to aggregate the operating segments within our Stores reportable segment, we first considered the guidance in ASC 280-10-50-11, that two or more operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a)	The nature of the products and services. All of our stores carry substantially similar products, which consist of boating hardware and accessories.

b)	The nature of the production process. To support all stores, we employ the same methods of procuring merchandise from the same vendor base, and distributing these goods to our stores.

c)
The type or class of customer for their products and services.  The customers for all of our stores are substantially the same, consisting of a mix of retail and wholesale customers who are typically boaters or those providing products or services to boaters.

d)
The methods used to distribute their products or services.  The various activities that we undertake as a company to purchase, distribute and sell our products are performed for all stores by the same merchandising and distribution networks. In addition, all stores have the same systems, equipment and training, designed to provide the best selection of merchandise and a consistent shopping experience to all of our customers.

e)
If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.  There is no specific regulatory environment that would cause any dissimilarity among our individual stores.

Thus, in all of the above areas, our facts and circumstances support aggregation of the individual store-level operating segments within our Stores reportable segment.

In addition, we considered ASC 280-10-50-12, and no individual store met the quantitative threshold for separate reporting.

We also considered whether aggregation is consistent with the objective and basic principles outlined in ASC 280-10-10 (i.e., aggregation helps our users better understand our company’s performance, assess our prospects for future net cash flows, and make more informed judgments about us as a whole).  We believe that separate reporting of store-level operating segment information will not add significantly to an investor's understanding of our company because these operating segments have long-term economic characteristics so similar that they can be expected to have essentially the same future prospects.  We believe any aggregation other than at the Stores reportable segment level would be arbitrary, constantly changing and not reflective of how we run our business.

Similar Economic Characteristics.  We also considered ASC 280-10-50-13 and concluded that our stores have similar economic characteristics. The three most meaningful measures are comparable store sales growth, product gross margin and store contribution. While each store’s performance varies in the short-term, our CODM monitors each store’s performance, from time to time, and may make operating decisions to reallocate resources based on store-level data.  Reallocation based on such data is designed to identify success and foster growth by maximizing sales, as well as product gross margin and contribution, with a goal that all stores have similar success in the long-term.  Our key strategies to grow sales and profitability are intended to ultimately have an impact across all stores.  Additionally, our stores have similar expense structures, with minor differences resulting from the size of each store.  For example, our staffing models include a store manager, assistant manager and sales associates, with the number of associates flexing based on the store size and time of year.  Further, all of our stores have the same competitive risks, including location, pricing, breadth and depth of product, quality of the merchandise, customer service and brand loyalty.  While discrete issues may impact individual stores (e.g., inclement weather in an area), we do not manage our business differently to counteract discrete issues. All stores are subject to the same operational challenges, such as implementing centrally-developed operational and strategic directives, managing payroll expense, attracting and retaining knowledgeable and qualified associates, training associates in company policies, practices and product performance, and promoting successful customer service.

We also considered whether our different store formats (i.e., Flagship, Large, and Standard) constitute operating segments and concluded they do not.  The primary instance in which the different store formats are analyzed is to aid our selection of store size as we pursue our real estate optimization strategy (where we are closing one or more smaller stores in certain markets and opening larger stores in the same market). In addition, our real estate optimization strategy has only been underway since 2009.  We generally implement the strategy in connection with lease renewals, and as a result only  21 of our 327 individual stores reflect this strategy.  Accordingly, we have only limited amounts of economic data relating to the performance of these stores and the newer formats being rolled out under this strategy, and no aggregation of stores by format type results in operating profit or sales that rise to the quantitative threshold indicated in ASC 280-10-50-12.  In the future, we will regularly evaluate whether our different store formats would constitute operating segments below the Stores reportable segment as we continue to pursue our real estate optimization strategy.

While we have 327 individual store locations and different store formats, which may result in somewhat different breadth or depth of product offerings due to store size limitations, each store has similar business and economic characteristics.  Our strategic guidance, sales planning, merchandising, marketing, product procurement, operations and other administrative functions for the Stores segment are managed centrally to develop a cohesive network and to drive consistent comparable store sales growth and increased product margins chain-wide over time.

Port Supply (wholesale) and Direct Sales (internet and call center)

Our Port Supply (wholesale sales through distribution center) and Direct Sales (sales through internet and call center) reporting segments do not have operating segments below their respective reportable segments.  Additionally, our CODM does not review operating results below these two levels when making decisions about resources and when assessing either segment’s performance.

As noted above, our CODM reviews the total sales for Port Supply and Direct Sales  segments as part of the decision making process.  The CODM bases operating decisions and assesses performance of the Port Supply and Direct Sales segments at the reportable segment level.  The reports regularly reviewed by our CODM are those described above immediately before the “Stores” section.

Applying the guidance in ASC 280-10-50-1, we do not have operating segments below the Port Supply reportable segment because discrete financial information is not available below the segment level.  Additionally, we do not have operating segments below the Direct Sales reportable segment because the CODM does not regularly review any operating results or make decisions about allocating resources below the reportable segment level.

Conclusion

For two of our reportable segments (Port Supply, and Direct Sales), our CODM makes decisions and assesses these businesses based upon operational and financial information at the reportable segment level.  For our Stores reportable segment, because our CODM regularly reviews individual store information, individual stores fit the criteria of operating segments.  However, as permitted by ASC 280-10-50-11, we aggregate these operating segments within our Stores reporting segment.  Accordingly, in future filings, beginning with the Form 10-Q for the fiscal period ending October 1, 2011, consistent with the guidance in ASC 280-10-50-21(a), we will clarify our disclosure to state:

“The Company considers its individual stores to be operating segments.  Each store’s operating performance has been aggregated into one reportable segment.  The Company’s individual store operating segments are aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics, class of consumer, nature of products and distribution methods.  Revenues from external customers are derived from merchandise sales and the Company does not rely on any major customers as a source of revenue.    The Company believes that disaggregating its operating segments would not provide meaningful additional information.”

*           *           *           *           *           *           *           *           *           *           *

As requested, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find this letter responsive to your comments.  If you have questions regarding our responses, please contact me at (831) 761-4489.

Sincerely,

/s/ Thomas R. Moran
Thomas R. Moran
Chief Financial Officer

cc:           Geoffrey A. Eisenberg
Pamela J. Fields
Anthony Perazzo, Grant Thornton LLP
Dave Kral, Deloitte & Touche LLP
Thomas D. Twedt, Dow Lohnes PLLC
Jason Niethamer, Assistant Chief Accountant,
Division of Corporation Finance